4-1200 Waverley Street Winnipeg, Manitoba, Canada R3T 0P4 Phone: 204 487 7412 Fax: 204-488-9823

MEDICURE TO PRESENT AT BIO 2005

WINNIPEG, Manitoba - (June 17, 2005) Medicure Inc. (TSX:MPH/Amex: MCU), a cardiovascular drug discovery and development company, is pleased to announce that it has been invited to make a corporate presentation at the Business Forum of BIO 2005 . The Biotechnology Industry Organization’s (BIO) Annual International Convention takes place June 19-22, 2005, in Philadelphia, Pennsylvania.

The BIO Business Forum runs simultaneously with the Annual International Convention, and provides a forum for growing biotechnology companies to meet with leaders in the investment, biotechnology, and pharmaceutical industries. Moray Merchant, Medicure’s Vice President of Market and Business Development, will deliver the Company’s corporate presentation at 11:30 am EST on June 22nd, in Room D of the Philadelphia Convention Centre.

About Medicure Inc.
Medicure Inc. is a cardiovascular drug discovery and development Company focused on developing effective therapeutics for unmet needs in the field of cardiovascular medicine, the largest pharmaceutical market sector. The Company's solid position in this field is supported by the following attributes:

•	Cardiovascular focused pipeline: a global market of over US $70 billion
•	Two drugs - MC-1 & MC-4232 - in advanced Phase II trials
•	Two positive Phase II trials completed
•	Unique products addressing major markets not adequately served by existing drugs
•	Second combination product, MC-4262 is entering development stage
•	Dual action anti-thrombotic, MC-45308, with positive preclinical results

Medicure currently has sufficient financial resources to complete the ongoing Phase II studies, and to advance the lead candidates up to pivotal Phase III studies.

Medicure also has a medicinal chemistry based Drug Discovery program focused on discovery and advancement of novel small molecule, anti-ischemics, and anti-thrombotics towards human clinical studies.

This press release contains forward-looking statements that involve risks, which may cause actual results to differ materially from the statements made, and accordingly may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

For more information, please contact:
Derek Reimer	Hogan Mullally
Chief Financial Officer	Manager of Investor &
Public Relations

Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicure.com
Web: www.medicure.com